UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.2)*

                             BKF Capital Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    05548G102
                      ------------------------------------
                                 (CUSIP Number)


                                  J. Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  October 12, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          780,000........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      780,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   780,000
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    10.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          780,000........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      780,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
--------------------------------------------------------------------------------

   11.Aggregate Amount Beneficially Owned by Each Reporting Person    780,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    10.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          186,200........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      186,200.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    186,200
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.4%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          174,200.......................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      174,200.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   174,200
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.3%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          142,600.........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      142,600.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    142,600
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          277,000....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      277,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    277,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by BKF Capital Group, Inc.. The address of the principal executive offices of BKF Capital Group, Inc. is One Rockefeller Plaza, New York, NY 10020.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Praesideo Fund Services, Ltd.
        Harbour Centre, PO Box 1348, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada Master, and GSC. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 186,200 shares of Common Stock owned by it was approximately $6,125,501. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 174,200 shares of Common Stock owned by it was approximately $5,670,763. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 142,600 shares of Common Stock owned by it was approximately $4,710,276. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 277,000 shares of Common Stock owned by it was approximately $9,080,638. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        As of October 12, 2005 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of October 12, 2005, the Reporting Persons directly or indirectly beneficially owned 780,000 shares, or 10.2%, of Common Stock of BKF Capital Group, Inc. (the approximate percentage of the shares of Common Stock owned is based on 7,665,748 shares of common stock outstanding by BKF Capital Group, Inc., on April 29, 2005).
           (1) Cuttyhunk owns 186,200 shares (2.4%) (2) Anegada owns 174,200 shares (2.3%) (3) GS Cannell owns 142,600 shares (1.9%) (4) Tonga owns 277,000 shares (3.6%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                     (Sold)
--------------------------------------------------------------------------------

ANEGADA             8/22/2005          1,500       31.16    Open Market
ANEGADA             8/23/2005            300       31.63    Open Market
ANEGADA             8/25/2005         (5,228)      34.63    Open Market
ANEGADA             8/26/2005         (2,000)      33.62    Open Market
ANEGADA             9/6/2005           2,000       32.36    Open Market
ANEGADA             9/6/2005           2,100       32.36    Open Market
ANEGADA             9/7/2005           3,128       33.70    Open Market
ANEGADA             9/14/2005          5,900       30.53    Open Market
ANEGADA             9/15/2005          4,600       30.75    Open Market
ANEGADA             9/20/2005          1,600       30.72    Open Market
ANEGADA             9/21/2005          1,000       31.23    Open Market
ANEGADA             9/29/2005          7,200       31.89    Open Market
ANEGADA             10/5/2005          1,800       28.76    Open Market
ANEGADA             10/6/2005          2,900       28.48    Open Market
ANEGADA             10/7/2005          2,800       28.32    Open Market
ANEGADA             10/10/2005         7,000       27.94    Open Market
ANEGADA             10/11/2005         6,800       26.16    Open Market
ANEGADA             10/12/2005        12,400       24.83    Open Market
CUTTYHUNK           8/22/2005          1,700       31.16    Open Market
CUTTYHUNK           8/23/2005            300       31.63    Open Market
CUTTYHUNK           8/25/2005         (5,500)      34.63    Open Market
CUTTYHUNK           8/26/2005         (2,100)      33.62    Open Market
CUTTYHUNK           9/6/2005           4,300       32.36    Open Market
CUTTYHUNK           9/7/2005           1,200       33.70    Open Market
CUTTYHUNK           9/7/2005           2,100       33.70    Open Market
CUTTYHUNK           9/14/2005            800       30.53    Open Market
CUTTYHUNK           9/15/2005            700       30.75    Open Market
CUTTYHUNK           9/20/2005          1,300       30.72    Open Market
CUTTYHUNK           9/21/2005            900       31.23    Open Market
CUTTYHUNK           9/29/2005          6,300       31.89    Open Market
CUTTYHUNK           10/5/2005          1,700       28.76    Open Market
CUTTYHUNK           10/6/2005          2,800       28.48    Open Market
CUTTYHUNK           10/7/2005          2,700       28.32    Open Market
CUTTYHUNK           10/10/2005         6,500       27.94    Open Market
CUTTYHUNK           10/11/2005         6,500       26.16    Open Market
CUTTYHUNK           10/12/2005        19,700       24.83    Open Market
GS CANNELL          8/22/2005          1,300       31.16    Open Market
GS CANNELL          8/23/2005            200       31.63    Open Market
GS CANNELL          8/25/2005         (3,900)      34.63    Open Market
GS CANNELL          8/26/2005         (1,600)      33.62    Open Market
GS CANNELL          9/6/2005           3,100       32.36    Open Market
GS CANNELL          9/7/2005             800       33.70    Open Market
GS CANNELL          9/7/2005           1,600       33.70    Open Market
GS CANNELL          9/14/2005          2,100       30.53    Open Market
GS CANNELL          9/15/2005          1,700       30.75    Open Market
GS CANNELL          9/20/2005          1,200       30.72    Open Market
GS CANNELL          9/21/2005            900       31.23    Open Market
GS CANNELL          9/29/2005          5,800       31.89    Open Market
GS CANNELL          10/5/2005          1,200       28.76    Open Market
GS CANNELL          10/6/2005          2,000       28.48    Open Market
GS CANNELL          10/7/2005          1,900       28.32    Open Market
GS CANNELL          10/10/2005         4,700       27.94    Open Market
GS CANNELL          10/11/2005         4,600       26.16    Open Market
GS CANNELL          10/12/2005        17,800       24.83    Open Market
TONGA               8/22/2005          2,300       31.16    Open Market
TONGA               8/23/2005            500       31.63    Open Market
TONGA               8/25/2005         (8,572)      34.63    Open Market
TONGA               8/26/2005         (3,300)      33.62    Open Market
TONGA               9/6/2005           3,300       32.36    Open Market
TONGA               9/6/2005           3,400       32.36    Open Market
TONGA               9/7/2005           5,172       33.70    Open Market
TONGA               9/14/2005         10,800       30.53    Open Market
TONGA               9/15/2005          8,400       30.75    Open Market
TONGA               9/20/2005          2,800       30.72    Open Market
TONGA               9/21/2005          1,900       31.23    Open Market
TONGA               9/29/2005         12,900       31.89    Open Market
TONGA               10/5/2005          2,800       28.76    Open Market
TONGA               10/6/2005          4,700       28.48    Open Market
TONGA               10/7/2005          4,600       28.32    Open Market
TONGA               10/10/2005        11,100       27.94    Open Market
TONGA               10/11/2005        10,900       26.16    Open Market
TONGA               10/12/2005        15,100       24.83    Open Market




        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner